Exhibit 3.5
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                               SECOND AMENDMENT TO

                                 THIRD RESTATED

                            ARTICLES OF INCORPORATION

                                       OF

                          GROEN BROTHERS AVIATION, INC.


         Pursuant to authority expressly granted to and vested in the Board of Directors of Groen Brothers Aviation, Inc. (the "Corporation") by the Amended and Restated Articles of Incorporation of the Corporation and pursuant to the Utah Revised Business Corporation Act (the "Act"), the Corporation hereby adopts the following Second Amendment to its Third Restated Articles of Incorporation:

         A. The name of this corporation is Groen Brothers Aviation, Inc.

         B The Third Restated Articles of Incorporation of this Corporation filed with the Utah Division of Corporations and Commercial Code (the "Division") on October 12, 2004, as amended by the Amendment to Third Restated Articles of Incorporation of this Corporation filed with the Division on January 31, 2005, (the "Third Restated Articles of Incorporation") are hereby further amended to: (i) extend the "maturity date" of the Series B Preferred Stock from October 31, 2005 to January 1, 2007.

         C. This Second Amendment to the Third Restated Articles of Incorporation of the Corporation (this "Amendment") was adopted by (i) unanimous written consent of the Corporation's Board of Directors on October 11, 2005 and
(ii) the holders of in excess of eighty percent (80%) of the issued and outstanding shares of the Corporation's Series B Preferred Stock pursuant to a written consent dated October 11, 2005. The vote cast by the holders of the Corporation's Series B Preferred Stock was sufficient to authorize this Amendment. In order to effectuate the foregoing, the Amended Third Restated Articles of Incorporation are hereby further amended as follows:

1. By deleting Section B(e)(1) of Article III and replacing such section with the following text:

         (e) Mandatory Redemption.

                     (1) On the first to occur of (i) January 1, 2007, (ii) a Liquidation Event, or (iii) the date that is six (6) months following the date in which the Corporation or any one or more of its Affiliate(s) receives

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aggregate  cash proceeds  from one or more  Financing  Transactions  (as defined below) in excess of fifty million dollars ($50,000,000) (the "Maturity Date"), the Corporation shall be obligated to redeem all issued and outstanding shares of Series B Preferred Stock from the holders thereof. For each share of Series B Preferred Stock, the Corporation shall be obligated to pay to the holder thereof (upon surrender by such holder at the Corporation's principal office of the certificate representing such share of Series B Preferred Stock) an amount in cash equal to the Stated Value of such share (plus all accrued and unpaid dividends thereon) (the "Redemption Price"). The Redemption Price must be paid, in cash, within three (3) business days following the Maturity Date. In addition, if the Corporation or an Affiliate engages in one or more Financing Transactions at any time after the effective date hereof in which the proceeds paid to the Corporation or any Affiliate(s) (taken together with the proceeds of any prior Financing Transaction that occurs after the effective date hereof) exceed twenty million dollars ($20,000,000) in the aggregate (such cumulative amount, the "Aggregate Proceeds"), then the Corporation will be required to redeem, on the date that is six (6) months following the closing date of such relevant Financing Transaction, a percentage of the then outstanding shares of Series B Preferred Stock (the "Base Number of Outstanding Shares") equal to the quotient determined by dividing the Aggregate Proceeds by $50,000,000. On the date that is six (6) months following each subsequent occasion on which the Corporation or any Affiliate(s) receives proceeds from a Financing Transaction (but in no event later than the Maturity Date), the Corporation shall be required to redeem a number of additional shares of Series B Preferred Stock equal to a percentage of the Base Number of Outstanding Shares, where such percentage shall equal the quotient determined by dividing the amount of such additional proceeds by $50,000,000. For example, (A) if the Aggregate Proceeds are $21,000,000 and the Base Number of Outstanding Shares is 20,000, then the Corporation will be required to redeem 8,400 shares of Series B Preferred Stock (42% of the Base Number of Outstanding Shares) and (B) if the Corporation or an Affiliate subsequently receives an additional $10,000,000 from a Financing Transaction, then the Corporation will be required to redeem an additional 4,000 shares of Series B Preferred Stock (an additional 20% of the Base Number of Outstanding Shares). All such partial redemptions shall be made in cash and shall be effected pro rata among the holders of the Series B Preferred Stock based on the number of shares of Series B Preferred Stock held by such holders. "Financing Transaction" means debt, equity, stock purchase, asset purchase, license, tender offer, merger or other transaction involving the assets,
securities  or  shareholders  of  the   Corporation;   provided  that  any  such
transaction in which (i) the aggregate proceeds paid to the Corporation, its shareholders or their respective Affiliates is less than $3,000,000 and (ii) the purchaser, acquirer, lender, licensee or other contracting party is not an Affiliate of any other person or entity who has, at any time, engaged in a Financing Transaction of any dollar amount or value with the Corporation, its shareholders or their respective Affiliates shall not be considered a Financing Transaction for purposes hereof.

2. By adding a new Section B(j) to Article III as follows:

              (f) Company's Election to Redeem. The Company shall have the right, upon not less than ten (10) days prior written notice to each holder of Series B Preferred Stock specifying (A) the number of shares of Series B Preferred Stock to be redeemed from such holder, (B) the date on which such redemption is to occur and (C) the aggregate redemption price to be paid to such holder on such redemption date, to redeem any or all of the shares of Series B


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Preferred  Stock  held  by  such  holder;  provided,   however,  that  any  such
redemption: (i) must be made for a whole number of shares; (ii) must, if the number of shares of Series B Preferred Stock to be redeemed is less than the entire number of then issued and outstanding shares of Series B Preferred Stock, reduce the aggregate outstanding Stated Value of all then outstanding shares of Series B Preferred Stock by at least Five Hundred Thousand Dollars ($500,000); and (iii) must be made pro rata among the holders of the then issued and outstanding shares of Series B Preferred Stock based upon the number of shares held by such holders. The price at which each share of Series B Preferred Stock may be redeemed pursuant hereto shall be the Redemption Price thereof.


         IN  WITNESS  WHEREOF,  this  Second  Amendment  to the  Third  Restated
Articles of Incorporation of GROEN BROTHERS AVIATION, INC. is hereby executed this 11th day of October 2005.


                                  GROEN BROTHERS AVIATION, INC.



                                  By  /s/ David Groen
                                  -------------------
                                  Name:  David Groen
                                  Title:  President and Chief Executive Officer





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